KW 3/7

13010875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-043981~~

8-50509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shay Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue, Suite 500
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Rodriquez **(305) 507-1550**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

401 East Las Olas Boulevard, Suite 1100	**Fort Lauderdale**	**Florida**	**33301**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section FEB 28 2013 Washington DC 402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/9/13

OATH OR AFFIRMATION

I, Aaron N. Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JORGE A. JACOMINO
MY COMMISSION # DD 967708
EXPIRES: July 4, 2014
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Senior Vice President and CFO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Crowe Horwath.

SHAY FINANCIAL SERVICES, INC.

Miami, Florida

(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULE

December 31, 2012

and

INDEPENDENT AUDITOR'S REPORT

and

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

SHAY FINANCIAL SERVICES, INC.

Miami, Florida
(S.E.C. I.D. No. 8-043981)

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES

December 31, 2012
and
INDEPENDENT AUDITOR'S REPORT
and
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTAL SCHEDULES
December 31, 2012

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Shay Financial Services, Inc.
Miami, Florida

Report on the Financial Statements

We have audited the accompanying financial statements of Shay Financial Services, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes to financial statements that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling other information directly to the underlying accounting and other records used to prepare the financial statements, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2013

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

	2012
ASSETS	
Cash and cash equivalents	$ 777,463
Restricted cash deposited with clearing organizations	100,000
Receivables:	
Receivables from brokers and clearing organizations	1,105,426
Trade receivables	777,000
Interest-only strip receivable	113,853
Mutual fund distribution fees	65,744
Accrued interest and other	152,570
Trading securities owned, at fair value	1,606,230
Total assets	**$ 4,698,286**
LIABILITIES AND SHAREHOLDER'S EQUITY	
Due to Shay Investment Services Inc.	$ 1,058,619
Accrued expenses and other payables	212,984
Total liabilities	1,271,603
Shareholder's equity	
Common stock, $1 par value: 7,500 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	4,399,144
Accumulated deficit	(973,461)
	3,426,683
Total liabilities and shareholder's equity	**$ 4,698,286**

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2012

Revenues	
Trading revenues from principal transactions	$ 10,129,376
Mutual fund distribution fees	1,507,031
Loan brokerage fees	1,341,631
Income from certificates of deposit transactions	2,757,613
Gain on trading securities owned, net	400,625
Interest, dividends and other	269,582
	16,405,858
Less: waiver of mutual fund distribution fees	493,170
Net revenues	15,912,688
Expenses	
Compensation	11,268,338
Trading, clearing and distribution	1,105,318
Quotation and trading system costs	1,185,344
Occupancy	485,377
Professional fees	1,082,959
Management fees to Shay Investment Services, Inc.	1,141,028
Travel and entertainment	242,161
Other	281,088
Total expenses	16,791,613
Net Loss	$ (878,925)

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2012	$ 1,000	$ 5,649,144	$ (94,536)	$ 5,555,608
Distribution to parent company	-	(1,250,000)	-	(1,250,000)
Net Loss	-	-	(878,925)	(878,925)
Balance at December 31, 2012	$ 1,000	$ 4,399,144	$ (973,461)	$ 3,426,683

The accompanying notes are an integral part of these financial statements.

SHAY FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2012

		2012
Cash flows from operating activities		
Net loss	$	(878,925)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities		
Gain on sale of trading securities		(328,548)
Trading securities owned		1,209,005
Receivables		
Brokers and dealers		(1,105,426)
Trade receivables		(777,000)
Interest and interest-only strips		1,438,932
Mutual fund and distribution fees		9,149
Accrued interest and other		(48,562)
Payables		
Due to Shay Investment Services Inc.		854,339
Brokers and dealers		(356,746)
Accrued expenses and other payables		(414,962)
Securities sold, not yet purchased		(233,920)
Total adjustments		1,317,487
Net cash provided by operating activities		438,562
Cash flows from financing activities		
Distributions to parent company		(178,774)
Net decrease in cash and cash equivalents		(811,438)
Cash and cash equivalents at beginning of year		1,588,901
Cash and cash equivalents at end of year	$	777,463

Supplemental cash flow disclosure:

Non-cash transaction:		
Distribution of interest only strip to parent company	$	1,071,226

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. ("SISI" or "Parent Company"). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate entity.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions, distribution fees, and trading related revenue and expenses are recorded on a trade date basis.

Cash Flows: Cash and cash equivalents include cash and deposits with other financial institutions with maturities fewer than 90 days. Net cash flows are reported for interest bearing deposits in other financial institutions.

Interest-Only Strips: The Company purchases certificates of deposits ("CDs") from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows, adjusted for quoted prices (if any), and are reported as interest-only strips in the accompanying statement of condition.

Trading Securities Owned: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in note 9. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Assets, including cash, securities owned, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value.

Concentration of Credit Risk: As of December 31, 2012, the Company had concentrations of credit risk with depository institutions of the United States in the form of bank accounts. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions.

The Bank also has a trading security portfolio with concentration risk in equity securities derived from the financial institution industry across the United States (see note 9).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Fair value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income based on the specific identification method. As of December 31, 2012 there are no balances for securities owned not yet purchased.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

The Company purchases loan portfolios and sells them to clients without recourse almost simultaneously for a fee. Income is recognized after the Company transfers the financial asset. As of December 31, 2012 there are no loans owned by the Company outstanding. Revenue is recognized on these transactions when control over transferred assets is deemed to be surrendered.

Receivables and Payables to Brokers and Dealers: Receivables or payables to brokers and dealers represent balances due from or due to counterparties for trades pending settlement, cash and other balances primarily with the Company's clearing broker. Trade receivables represent balances due from customers from unsettled transactions pertaining to the sale of CD's.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level and as such records no tax related assets, expenses or liabilities.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are at present such matters that will have a material effect on the financial statements. All legal fees are expensed as incurred.

(Continued)

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI for overhead and other administrative expenses used by the company in conducting its business activities. Management fees allocated to the Company include actual expenses paid on behalf of the company and other allocated expenses as determined by SISI.

For the year ended December 31, 2012, management fees expense amounted to $1,141,028. At December 31, 2012, the payable to SISI for management fees and other expenses amounted to $1,058,619.

The Company maintains bank accounts and as of December 31, 2012 an unused line of credit with an affiliated bank. At December 31, 2012, cash and cash equivalents at affiliated entities amounted to $266,136. In addition, certificates of deposit owned by the Company are held by an affiliate bank as custodian for the Company.

During 2012 the Company paid a dividend to SISI in the form of an interest only strip (at fair value) and cash for a total distribution of $1,250,000.

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. The Company maintains cash balances in a financial institution in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3").

NOTE 5 – FULLY-DISCLOSED CLEARING AGREEMENT

The Company clears securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2012, the Company had $100,000 of cash on deposit to satisfy this requirement.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., an institutional mutual fund managed and advised by an affiliate, provides that the Company receives payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees for the year ended December 31, 2012, in the amount of $493,170.

(Continued)

NOTE 7 – TRADING SECURITIES OWNED

At December 31, 2012, securities owned and securities sold, not yet purchased, were comprised of the following:

	2012	
	Owned	Sold
Equity securities	$1,606,230	-

Substantially all equity securities are derived from companies in the financial services industry within the United States.

NOTE 8 – OFF BALANCE SHEET RISK

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at fair value and the resulting unrealized gains and losses are reflected in principal transactions in the statement of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2012, there were no open forward purchase or sale commitments. In addition, the Company purchases loan portfolios and sells them to clients under best efforts contracts for which it earns a fee. At December 31, 2012, there are no unsettled transactions.

NOTE 9 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

NOTE 9 – FAIR VALUE (Continued)

The fair values of substantially all equity securities owned and equity securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of certificate of deposits and interest-only strips are determined based on the present value of the net future cash flows (Level 2 inputs). Significant fair value inputs associated with valuing interest-only strips can generally be verified and do not typically involve significant management judgments. Assets measured at fair value on a recurring basis consist of the following (as of December 31, 2012 there are no liabilities measured at fair value):

	December 31, 2012 Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Equity securities	$ 1,606,230	$ -	$ -	$ 1,606,230
Interest-only strips	$ -	$ 113,853	$ -	$ 113,853

Interest only strips and approximately 97% of all equity securities are from financial institutions and the financial sector across the United States. The remaining 3% of the equity securities are invested in U.S. and foreign companies in the healthcare and energy industries.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents interest bearing deposits and deposits with clearing organization, are considered Level 1 inputs.

There were no assets or liabilities measured on a non-recurring basis as of December 31, 2012.

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2012, the Company's net capital was $2,840,524 while its required net capital was $250,000, and its ratio of aggregate indebtedness to net capital was 0.447 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION

SHAY FINANCIAL SERVICES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2012

Total Stockholder's equity	$ 3,426,683
Deductions and charges	
Interest and interest only strips	169,009
Mutual fund distribution fees	95,744
Receivables from non-customers and other assets	63,943
Total non-allowable assets	328,696
Net capital before haircuts on securities	3,097,987
Haircuts on securities	
Equity securities	240,934
Undue concentration	16,529
Total haircuts on securities	257,463
Net capital	$ 2,840,524
Aggregate indebtedness	
Items included in statement of financial condition	
Total liabilities	$ 1,271,603
Aggregate indebtedness to net capital	44.77%
Computation of basic net capital requirement	
Minimum net capital required	
Net capital	$ 250,000
Excess net capital	$ 2,590,524
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 2,540,524

There were no differences between the amounts presented above and the amounts presented in the Company's December 31, 2012, un-audited FOCUS Part II filings submitted on January 25, 2013.

SHAY FINANCIAL SERVICES, INC
SHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2012

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 ________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ____X____

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______________________ ________

D. (k)(3) - Exempted by the order of the Commission ________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 ________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 ________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______X____ No ________

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Shay Financial Services, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2013

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
Shay Financial Services Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Shay Financial Services Inc. ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 26, 2013